SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

NEUEHEALTH, INC.

(Name of the Issuer)

NeueHealth, Inc.

NH Holdings 2025, Inc.

NH Holdings 2025 SPV, L.P.

NH Holdings 2025 GP, LLC

NEA 18 Venture Growth Equity, L.P.

New Enterprise Associates 17, L.P.

New Enterprise Associates 16, L.P.

New Enterprise Associates 15, L.P.

NEA 15 Opportunity Fund, L.P.

NEA BH SPV, L.P.

NEA BH SPV II, L.P.

NEA Partners 15, L.P.

NEA Partners 15-OF, L.P.

NEA 15 GP, LLC

NEA Partners 16, L.P.

NEA 16 GP, LLC

NEA Partners 17, L.P.

NEA 17 GP, LLC

NEA Partners 18 VGE, L.P.

NEA 18 VGE GP, LLC

NEA BH SPV GP, LLC

(Names of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

10920V404

(CUSIP Number of Class of Securities)

NeueHealth, Inc. 9250 NW 36th St., Suite 420 Doral, FL 33178 (612) 238-1321 Attn: Jeff Craig

NH Holdings 2025, Inc.

NH Holdings 2025 SPV, L.P.

NH Holdings 2025 GP, LLC

NEA 18 Venture Growth Equity, L.P.

New Enterprise Associates 17, L.P.

New Enterprise Associates 16, L.P.

New Enterprise Associates 15, L.P.

NEA 15 Opportunity Fund, L.P.

NEA BH SPV, L.P.

NEA BH SPV II, L.P.

NEA Partners 15, L.P.

NEA Partners 15-OF, L.P.

NEA 15 GP, LLC

NEA Partners 16, L.P.

NEA 16 GP, LLC

NEA Partners 17, L.P.

NEA 17 GP, LLC

NEA Partners 18 VGE, L.P.

NEA 18 VGE GP, LLC

NEA BH SPV GP, LLC

c/o NEA Management Company, LLC

1945 Greenspring Dr., Suite 600

Timonium, MD

21093

(410) 842-4000

Attn: Stephanie Brecher

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, CA 94304 Email: aazher@stblaw.com; wbrentani@stblaw.com Attention: Atif I. Azher; William B. Brentani	Latham & Watkins LLP 330 North Wabash Ave, Suite 2800 Chicago, IL 60611 Email:daniel.breslin@lw.com; max.schleusener@lw.com Attention: Daniel Breslin; Max Schleusener

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 4 (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on February 3, 2025 and as amended to date, and together with all exhibits hereto, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (1) NeueHealth, Inc., a Delaware corporation (“NeueHealth” or the “Company”); (2) NH Holdings 2025, Inc., a Delaware corporation (“Parent”); (3) NH Holdings 2025 SPV, L.P., a Delaware limited partnership of which Parent is a wholly owned subsidiary (“Ultimate Parent”); (4) NH Holdings 2025 GP, LLC, a Delaware limited liability company of which Ultimate Parent is a wholly owned subsidiary (“GP Holdings”); (5) the following investment funds or vehicles affiliated with or managed by New Enterprise Associates (collectively, the “NEA Stockholders”): NEA 18 Venture Growth Equity, L.P., a Delaware limited partnership, New Enterprise Associates 17, L.P., a Delaware limited partnership, New Enterprise Associates 16, L.P., a Delaware limited partnership, New Enterprise Associates 15, L.P., a Delaware limited partnership, NEA 15 Opportunity Fund, L.P., a Delaware limited partnership, NEA BH SPV, L.P., a Delaware limited partnership, and NEA BH SPV II, L.P., a Delaware limited partnership; and (6) NEA Partners 15, L.P., a Delaware limited partnership, NEA Partners 15-OF, L.P., a Delaware limited partnership, NEA 15 GP, LLC, a Delaware limited liability company, NEA Partners 16, L.P., a Delaware limited partnership, NEA 16 GP, LLC, a Delaware limited liability company, NEA Partners 17, L.P., a Delaware limited partnership, NEA 17 GP, LLC, a Delaware limited liability company, NEA Partners 18 VGE, L.P., a Delaware limited partnership, NEA 18 VGE GP, LLC, a Delaware limited liability company, and NEA BH SPV GP, LLC, a Delaware limited liability company. Each of Parent, Ultimate Parent and GP Holdings is indirectly controlled by investment funds affiliated with NEA. Terms used but not defined in this Final Amendment have the meanings assigned to them in the Company’s definitive proxy statement filed on April 14, 2025 (the “Proxy Statement”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 23, 2024 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among the Company, Parent and NH Holdings Acquisition 2025, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things and on the terms and subject to the conditions set forth therein, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

In connection with the execution of the Merger Agreement, NH Holdings 2025 SPV, L.P., NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., 15 Angels II LLC, Bessemer Venture Partners IX Parallel L.P., Bessemer Venture Partners IX Institutional L.P., Bessemer Venture Partners Century Fund Parallel L.P., Bessemer Venture Partners Century Fund Institutional L.P., Robert J. Sheehy, Robert J. Sheehy Revocable Trust Under Agreement Dated May 19, 1993, Town Hall Ventures II, L.P., Town Hall Ventures, L.P., Cigna Health & Life Insurance Company, Cigna Ventures, LLC, StepStone VC Global Partners VII-C, L.P., StepStone VC Global Partners VII-A, L.P., StepStone Master G, L.P., AU Special Investments, L.P., StepStone VC Opportunities VI-D, L.P., StepStone VC Opportunities VI, L.P., StepStone VC Opportunities V-D, L.P., StepStone VC Opportunities V, L.P., StepStone VC Opportunities IV, L.P., Redpoint Omega II, L.P., Redpoint Omega Associates II, LLC, Future Fund Investment Company No.5 Pty Ltd (ACN 134 338 926), Greycroft Growth II, L.P., SMRS-TOPE LLC, HarbourVest Partners XI Venture Fund L.P., HarbourVest Partners XI Venture AIF L.P., Coturnix SARL, Tetrao SPF, Webster B. Canale 2012 Trust Inherited IRA, Robert A. Canale 2012 Trust Inherited IRA, Canale Family Limited Partnership, CWC Family LP, D. Canale & Co., The Fik Revocable Living Trust, JDC Investments LP, John D. Canale Residuary Trust, Robert Alexander Canale, California State Teachers’ Retirement System, Hercules Private Global Venture Growth Fund I L.P., Hercules Private Credit Fund I L.P., Hercules Capital, Inc., Edith V. Rovick, Weichert Enterprise, LLC, David Alan Katz, Richard King Mellon Foundation, Mellon Family Investment Company V, 2016 Adair Newhall Trust, Newhall FundCo I, LLC, Alexis Agreda, Jonathan Bakewicz, Joaquin Baralt, Cheryl Chavez, Carlos Fernandez, Jay Matushak, George Mikan III, Tomas Orozco, Eric Overman, Jeffery Craig, Caitlin Brooke, David Nollette, Megan Mulligan, Kedrick Adkins, Linda Gooden, Jeffrey Immelt, Andrew Slavitt, Slavitt Holdings, LLC, Manuel Kadre, Kadre Family Partnership, L.P., Stephen Kraus, Mohamad Makhzoumi, Matthew Manders, Blake Wu, Rudy Rodriguez-Duret, Graciela Vanessa Victorero, Martin Scott Rash, Dinesh Khanna, Seema Khanna, Another Damn LLC, Rohan Khanna, Robert Voreyer, New Enterprise Associates 15, L.P., NEA 15 Opportunity Fund, L.P., New Enterprise Associates 16, L.P., New Enterprise Associates 17, L.P., NEA 18 Venture Growth Equity, L.P., NEA BH SPV, L.P., NEA BH SPV II, L.P., and NEA Ventures 2016, Limited Partnership (collectively, the “Rollover Holders”) entered into rollover agreements (the “Rollover Agreements”) with Ultimate Parent, Parent and Merger Sub, pursuant to which, among other things and on the terms and subject to the conditions set forth therein, the Rollover Holders contributed all of their shares of common stock of the Company, par value $0.0001 per share (the “Company Common Stock”), warrants to purchase shares of Company Common Stock (“Company Warrants”), Series A Convertible Perpetual Preferred Stock of the Company, par value $0.0001 per share (the “Company Series A Preferred Stock”), and/or Series B Convertible Perpetual Preferred Stock of the Company, par value $0.0001 per share (the “Company Series B Preferred Stock” and, together with the Company Series A Preferred Stock, the “Company Preferred Stock”), to Ultimate Parent immediately prior to the effective time of the Merger (the “Effective Time”) in exchange for the issuance to the Rollover Holders of limited partnership interests in Ultimate Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement and to reflect certain updates detailed below.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(b) Conditions. Item 10(b) is hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 5.01 of the Form 8-K is hereby incorporated by reference.

Item 15.	Additional Information

Regulation M-A Item 1011

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On May 7, 2025, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (i) approve a proposal to adopt the Merger Agreement and (ii) approve a proposal, on a non-binding, advisory basis, regarding certain compensation arrangements for the Company’s named executive officers in connection with the Merger.

On October 2, 2025, the Company, Parent and Merger Sub filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

At the Effective Time, each share of Company Common Stock that was issued and outstanding immediately prior to the Effective Time (other than shares owned immediately prior to the Effective Time by the Company, Ultimate Parent, Parent, Merger Sub or any of their respective subsidiaries (including shares contributed to Ultimate Parent prior to the Effective Time pursuant to the Rollover Agreements or other similar agreements), which were canceled for no consideration, and Dissenting Shares (as defined below)) was converted into the right to receive $7.33 in cash, without interest and less any applicable withholding taxes. Shares of Company Common Stock and Company Preferred Stock with respect to which a demand for appraisal was validly made (and not forfeited or withdrawn) in accordance with Delaware law (“Dissenting Shares”) will be entitled to receive payment of the appraised value of such shares as provided by Delaware law.

Immediately prior to the Effective Time, each option to purchase shares of Company Common Stock, whether vested or unvested, that had a per share exercise price less than the per share merger consideration was automatically canceled and terminated and converted into the right to receive an amount in cash equal to the product of (i) the excess of the per share merger consideration over the applicable per share exercise price of such option, multiplied by (ii) the total number of shares of Company Common Stock subject to such option immediately prior to the Effective Time.

Immediately prior to the Effective Time, each option to purchase shares of Company Common Stock, whether vested or unvested, that had a per share exercise price equal to or greater than the per share merger consideration was canceled and terminated for no consideration.

Immediately prior to the Effective Time, each restricted stock unit of the Company with respect to shares of Company Common Stock that was subject solely to service-based vesting requirements (and not performance-based vesting requirements) (each, a “Company RSU”) was assumed by Parent and adjusted into a restricted stock unit of Parent with respect to a number of shares of common stock of Parent equal to the number of shares of Company Common Stock subject to such Company RSU, and otherwise having the same vesting and other terms and conditions as such Company RSU.

Immediately prior to the Effective Time, each restricted stock unit of the Company with respect to shares of Company Common Stock that was subject to performance-based vesting requirements was canceled and terminated for no consideration.

The Company notified the New York Stock Exchange (“NYSE”) that the Merger had been completed, and requested that NYSE suspend trading of Company Common Stock on NYSE prior to the opening of trading on October 2, 2025. The Company also requested that NYSE file with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act to delist all shares of Company Common Stock from NYSE and deregister such shares under Section 12(b) of the Exchange Act. As a result, shares of Company Common Stock will no longer be listed on NYSE.

In addition, following the effectiveness of the Form 25, the Company intends to file with the SEC a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act to deregister all shares of Company Common Stock under Section 12(g) of the Exchange Act and suspend the Company’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of Company Common Stock.

On October 2, 2025, the Company issued a press release announcing the closing of the Merger. A copy of the press release is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of NeueHealth, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed with the SEC on April 14, 2025).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to NeueHealth, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated December 23, 2024 (filed as Exhibit 99.1 to NeueHealth, Inc.’s Current Report on Form 8-K, filed December 23, 2024 and incorporated herein by reference).

(a)(6) Current Report on Form 8-K, filed on October 2, 2025 (incorporated herein by reference).

(a)(7) Press Release, dated October 2, 2025 (filed as Exhibit 99.1 to NeueHealth, Inc.’s Current Report on Form 8-K, filed October 2, 2025 and incorporated herein by reference).

(c)(1) Opinion of Lincoln International LLC, dated December 18, 2024 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2)+ Presentation, dated August 1, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.

(c)(3)+ Presentation, dated August 5, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.

(c)(4)+ Presentation, dated August 16, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.

(c)(5)+ Presentation, dated August 27, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.

(c)(6)+ Presentation, dated December 18, 2024, of Lincoln International LLC to the Special Committee of the Board of Directors of NeueHealth, Inc.

(d)(1) Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc., and NeueHealth, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(2)+ Limited Guaranty, dated December 23, 2024, by and among NEA 18 Venture Growth Equity, L.P., New Enterprise Associates 17, L.P, New Enterprise Associates 16, L.P., New Enterprise Associates 15, L.P. in favor of NeueHealth, Inc.

(d)(3) Form of Rollover Agreement (included as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(4)+ Equity Commitment Letter, dated December 23, 2024, by and between NEA 18 Venture Growth Equity, L.P., New Enterprise Associates 17, L.P., New Enterprise Associates 16, L.P., New Enterprise Associates 15, L.P. and NH Holdings 2025, Inc.

107+ Filing Fee Table.

+      Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 2, 2025.

NEUEHEALTH, INC.

By:	/s/ Jeffery Michael Craig
Name: Jeffery Michael Craig
Title: General Counsel and Corporate Secretary

NH HOLDINGS 2025, INC.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NH HOLDINGS 2025 SPV, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NH HOLDINGS 2025 GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA BH SPV, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA BH SPV II, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 15 GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 16, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 16 GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 17, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 17 GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA PARTNERS 18 VGE, L.P.

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA 18 VGE GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer

NEA BH SPV GP, LLC

By:	/s/ Stephanie S. Brecher
Name: Stephanie S. Brecher
Title: Chief Legal Officer